

October 16, 2012

<u>Via E-mail</u>
Gregory Bowes
Chief Executive Officer
Mindesta Inc.
290 Picton Avenue, Suite 201
Ottawa, Ontario, Canada K1Z 8P8

> **Re: Mindesta Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 20, 2012**
> **Response dated October 3, 2012**
> **File No. 000-30651**

Dear Mr. Bowes:

We have received your response and have further comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

1.   We note your response to comment 4 indicating you have an option to obtain an interest in a mineral concession and that most of the information requested is not applicable as you have not earned an interest in the property to date. We re-issue comment 4. Please describe the mineral concession you optioned in more detail, describing the process by which mineral concessions are awarded in Somaliland, mineral rights, all payments or work requirements to retain your concession including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees. In addition, please file the option agreement through which you acquired access or control of your mineral concession. Attach your agreement as an exhibit as per Item 601(b) (10) of Regulation S-K.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact John Reynolds, Assistant Director at (202) 551-3795 or me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining